SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                     FORM 12b-25

                                           Commission File Number:  0-14972

                             NOTIFICATION OF LATE FILING

          (Check One): \ \ Form 10-K \ \ Form 11-K \ \ Form 20-F \X\ Form 10-Q \ \ Form N-SAR

          For Period Ended:  March 31, 1994
          \ \          Transition Report on Form 10-K
          \ \          Transition Report on Form 10-Q
          \ \          Transition Report on Form 20-F
          \ \          Transition Report on Form N-SAR
          \ \          Transition Report on Form 11-K

          For the Transition Period Ended:

               Read attached instruction sheet before preparing form. Please print or type.

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________________________


                           Part I.  Registrant Information

          Full name of registrant  IDB COMMUNICATIONS GROUP, INC.

          Address of  principal executive  office:   10525 West  Washington
          Boulevard

          City, State and Zip Code:   Culver City, California  90232-1922


          Part II.  Rule 12b-25 (b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

          \ \(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          \X\(b)The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filled on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          \ \(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                 Part III.  Narrative

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Registrant was not able to file the subject report in a timely manner because of the circumstances surrounding the termination of the letter of intent dated as of April 20, 1994 between registrant and Peoples Telephone Company, Inc. pursuant to which registrant was to have acquired such other company. Such acquisition was terminated on May 10, 1994. As a result, senior management and the registrant's auditors were unable to timely complete the subject report.


                             Part IV.  Other Information

          (1) Name and telephone number of person to contact in regard to this notification:

                    Rudy Wann             (213)         240-3805
                    (Name)             (Area code)  (Telephone number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          \X\  Yes  \ \  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          \ \  Yes  \X\  No

          If so:   attach  an explanation of  the anticipated  change, both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            IDB COMMUNICATIONS GROUP, INC.

                     (Name of registrant as specified in charter)

          Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date:  May 13, 1994                 By:  /s/ Rudy Wann
                                                  Rudy Wann
                                                  Vice President, Finance
                                                  and Chief Financial
                                                  Officer